SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             For January 13, 2005

                                 CNOOC Limited

               (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road

                              Central, Hong Kong
                   (Address of principal executive offices)
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      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                Form 20-F  X           Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                  No  X
                   -------              -------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release

                    CNOOC To Develop Shanghai LNG Terminal

(Hong Kong, January 13, 2005) - CNOOC Limited (the "Company", NYSE: CEO, SEHK:
883) announced today that CNOOC Gas & Power Limited, a wholly owned subsidiary of China National Offshore Oil Corporation ("CNOOC"), the Company's parent company, had signed an agreement with Shenergy Group Limited to plan for the development of a liquefied natural gas ("LNG") terminal in Shanghai through the establishment of Shanghai LNG Company Limited.

Comprising an LNG dock, a receiving terminal and a subsea gas trunk line, the Shanghai LNG project will be have a capacity of receiving six million tons of LNG per annum. Divided into two phases, the project is scheduled to start operation in 2008. The designed capacity of the first phase is approximately three million tons a year.

CNOOC Gas & Power Limited will hold a 45% interest in the new company, while Shenergy Group Limited will hold the remaining 55% interest.

As of the date of this press release, CNOOC has entered into 4 LNG deals, each in Guangdong, Fujian, Zhejiang and Shanghai.

Mr. Fu Chengyu, President of CNOOC, commented: "The signing of Shanghai LNG project is another important advance in materializing CNOOC's natural gas strategy. As a supplemental fuel to other local energy sources, the project will help to improve people's living standard and contribute a lot to local environment protection. We are confident that the project will further fuel the booming economy of Shanghai."

Ends

Notes to Editor

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. It is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, CNOOC Limited's net proved reserves were 2.1 billion barrels-of-oil-equivalent (BOE). Its daily production for the first half ended June 30, 2004 was 365,771 BOE (unaudited).

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is also one of the largest offshore crude oil producers in Indonesia.

The Company has about 2,447 employees.

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CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.

*** *** ***
For further enquiries, please contact:

Mr. Xiao Zongwei
Director of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com

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                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited

                                          By:  /s/ Cao Yunshi
                                               -----------------------------
                                               Name:   Cao Yunshi
                                               Title:  Company Secretary

Dated: January 13, 2005